November 25, 2013

Kathleen Krebs

Special Counsel

Larry Spirgel

Assistant Director

United States

Securities and Exchange Commission

Washington, D. C. 20549

Re:   Ixir Productions, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 30, 2013

File No. 333-191172

Dear Mr. Spirgel;

The following are the Company’s responses to your comment letter of November 7, 2013.

General

1. Please revise your disclosure to clearly represent whether the name of your sole officer and director is “Jonathan” or “John” Azoulay. We note that both names are used throughout the disclosure.

Consistently revised to reflect “John”.

Prospectus Summary, page 3

2. Please clarify that you currently have one artist, your sole officer and director, Mr. Azoulay. Disclose that all of your songs available for sale are Mr. Azoulay’s songs that he self-produced and that you have generated insignificant revenues from the sales of these songs.

Revised to clarify that clarify that we currently have one artist, your sole officer and director, Mr. Azoulay and to disclose that all of our songs available for sale are Mr. Azoulay’s songs that he self-produced and that we have generated insignificant revenues from the sales of these songs.

Risk Factors, page 4

We are at a very early operational stage and our success is subject to the…, page 5

3. We note your response to comment 5 from our letter dated October 9, 2013. Please revise to discuss the risks associated with your specific intended business, industry and market. We note your addition to state your specific business.

Revised as follows:

Our business and operations of recruiting music artists, and providing them with worldwide digital distribution, production, music videos, music press relations, online marketing and event promotion should be considered to be in a very early stage and subject to all of the risks inherent in the establishment of a new business venture. The Company may be unable to recruit artists or appropriate artists to match the promotion and distribution channels which the Company has access to. If the Company is unable to expand its artist or music inventory, the business may fail.

We may not be able to execute our business plan or stay in business…, page 6

4. We note your response to comment 7 and reissue in part. Please revise this risk factor to explain what it will entail to execute your business plan in relation to the required funding of at least $31,000 over the next twelve months.

Revised as follows:

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As disclosed herein the Company expects to require $31,000 to operate according to the business plan for the next 12 months which funds would be mostly utilized for identifying and recruiting music artists and for advertising and promoting the music artists and related costs. In the event that the full amount of this offering is not sold, the Company would have to scale down its marketing and travel which would slow the growth of the Company.

Description of Business and Property, page 14

5. We note your response to comment 11 and your revised disclosure on page 15 that identifies “Current Services – Music Recording and Production” and “Future Service.” Please revise your disclosure to remove the reference to any current services since your music recording and production activities have not yet been implemented and you do not yet have active operations.

Reference to current services deleted.

Principal Services, page 15

6. We note your response to comment 16 and your revised disclosure on page 17 and 18. Please expand your disclosure to discuss whether Mr. Azoulay produced and released these songs before or after the company was incorporated and the extent to which the company was involved in the release and distribution. Also revise your disclosure to reconcile whether Mr. Azoulay has 12 or 17 songs available to generate online revenues for the company.

Mr. Azoulay produced and released all of the 17 songs that are available for sale. 8 songs out of the 17 were produced and released prior to our incorporation. Mr. Azoulay as the officer of Ixir produced all the songs from creating the music, recording and distributing them via Fyier for sale. Clarified that there are currently 17 songs available and revised for consistency.

The Market Opportunity, page 16

7. Please disclose your response to comment 15 to clarify that the main market for the company’s products and services is in the United States.

Disclosure that the Company’s main market for its products and services is in the United States.

Management’s Discussion and Analysis of Financial Condition and Results…, page 19

Results of Operations, page 21

8. We note your response to comment 21. Please discuss what services your sole executive officer and director provided.

Mr. Azoulay was booked as the DJ and provided live music events for the 2 customers.

9. Please reconcile your disclosure on page 21 that your sales were from fixed fee payments from artists with your disclosure on page 18 that your revenue was generated from two customers who booked a live event with your music artist.

Revised to consistently say that the sales were from two customers who booked a live event with your music artist, Mr. Azoulay.

Plan of Distribution, page 27

10. We note your response to comment 26 and reissue. Please file the Subscription Agreement as an exhibit to your registration statement.

Subscription Agreement filed as Exhibit 10.7

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Very truly yours,

/s/ John Azoulay

John Azoulay

Ixir Productions, Inc.

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